Exhibit 99.(a)(5)

Company Presentation October 1, 2009

Facet Biotech Corporation Forward-looking Statements This presentation contains forward-looking statements involving risks and uncertainties and Facet’s actual results could differ materially from those, express or implied, in this presentation. The forward-looking statements include, without limitation, that we expect: (i) our 2009 cash utilization to be approximately $80 million, (ii) our 2009 total costs and expenses to be $155 to $165 million, (iii) to initiate the DECIDE phase 3 trial for daclizumab in 1H 2010, (iv) we could receive milestone payments related to the development of elotuzumab and daclizumab, (v) to fund our current operations until approximately the end of 2012, (vi) MS market dynamics to shift towards higher efficacy therapeutics, (vii) daclizumab would compete with these higher efficacy therapeutics, (viii) daclizumab could have significant penetration and be a strong competitor in the MS market, (ix) there is a strong probability that the SELECT and DECIDE trials will reach their study goals, (x) to reduce our real estate lease expenses and (xi) that there would be significant potential synergies to an acquirer in an acquisition of Facet. Various factors may cause differences between our expectations and actual results including: the development and commercial potential of daclizumab and elotuzumab could be adversely impacted by changes in our plans or timelines, including because of unexpected safety or efficacy data observed during clinical trials, enrollment rates in clinical trials, changes in expected competition and changes in regulatory support for our development path; changes in clinical development program expectations, including regarding the advancement, slowing or termination of clinical development programs, unexpected litigation or other disputes and other unexpected events could adversely impact our cash utilization and costs and expenses. Other risk factors we face are discussed in the “Risk Factors” sections of our SEC filings, which may be obtained at the “Investors” section of our website at www.facetbiotech.com. We expressly disclaim any obligation or undertaking to update or revise any forward-looking statements to reflect any change in expectations, even as new information becomes available or other events occur in the future. All forward-looking statements in this presentation are qualified in their entirety by this cautionary statement. Copyright Notice All of the content in this presentation is copyrighted and may not be reproduced, distributed or revised in any manner without the prior written consent of Facet Biotech. Any use without consent may violate copyright law and other laws or regulations. © Copyright 2009, Facet Biotech Corporation. All Rights Reserved.

Key Points Daclizumab: A Compelling Opportunity among Next-Generation MS Therapies Robust Pipeline and Protein Engineering Platform Strong Balance Sheet: Capable of Funding Company to Key Value Inflection Points through 2012 Acquisition Value: Beyond the Company’s Cash, Pipeline and Platform

Key Points Daclizumab: A Compelling Opportunity among Next-Generation MS Therapies Robust Pipeline and Protein Engineering Platform Strong Balance Sheet: Capable of Funding Company to Key Value Inflection Points through 2012 Acquisition Value: Beyond the Company’s Cash, Pipeline and Platform

We expect MS market dynamics to shift

ANNUALIZED RELAPSE RATE (ARR)

Relative Reduction

AVONEX® REBIF® BG-12 BETASERON® COPAXONE®	~30%	50 – 67%	DACLIZUMAB HYP RITUXAN® FTY-720 CLADRIBINE TYSABRI®

- **Worldwide ABCR market valued at ~$10B**
- **ABCRs currently capture most new patients**
- **Cycling dynamics should change once more efficacious therapies gain approval**
- **Failure of the ABCR therapies creates a large patient population seeking better control of MS**

- **The next generation of novel agents will raise the efficacy bar[1]**
- **Within this group, safety is key**
  - While oral compounds have demonstrated strong efficacy and offer convenience, their safety profiles may limit use
- **Based on the available data and analyses, we believe daclizumab will be a strong contender in this "next-generation" market**

1. Assumed ARR reduction based on reported clinical results with the exception of TYSABRI

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Facet Biotech

We believe daclizumab would be a strong contender among next-generation MS drugs

Phase 1/2 Studies in MS
CHOICE
SELECT Interim Futility Analysis and Data Assessment
CD56^{bright} Biomarker

- Phase 1/2 open label studies suggest activity in excess of 80% reduction in Gd-enhancing lesions and 50% reduction in ARR[1-4]
- CHOICE results demonstrate that daclizumab is highly active in patients when combined with IFNs
- Daclizumab monotherapy likely superior to reported results of daclizumab combined with IFN
- Successful completion of interim futility analysis and data assessment
- Facet developing only drug-biomarker combination in MS

1. Rose et. al. Neurology 2007 **69**:785-789
2. Rose et. al. Ann Neurol 2004 **56**:864-869
3. Bielekova et.al. PNAS USA 2004 101:8705-8708
4. Bielekova et. al. Arch Neur Vol. 66 (No. 4) Apr. 2009

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Phase 1/2 open label studies were promising Overall, very well tolerated Infections – mild urinary and URI Transient LFTs (2) New CEL red. = 78.42% Total CEL red. = 70.39% Exacerbation rate (ARR) reduction of 80.72% Ph 2 open label baseline to treatment N=11 1mg/kg 2x monthly Bielekova et.al. PNAS USA 2004 101:8705-87081 Rash Lymphopenia Lymphadenopathy 72% reduction in new CELs Significant improvements in clinical measures of disability Ph 2 open label baseline to treatment N=15 IFN (0-5.5 months) then DAC 1mg/kg (6.5-15.5 months) Bielekova et. al. Arch Neurol. 2009;66(4):483-489 19 of 21 patients completed URI (1) Rash Mild leukopenia (1) >50% of patients with average EDSS reduction of 2.5 Approximately 80% reduction in active scans Ph 2 open label baseline to treatment N=19 IV, 1mg/kg every 28 days (w/ loading) Rose et. al. Ann Neurol 2004 56:864-869 The side effect profile was favorable throughout the study Rash 4x reduction in new CEL On average, ARRs declined from 0.45 at baseline to ~0.05 at 24 months Ph 2 open label baseline to treatment N=9 IFN 5.5 months then switch to DAC 1mg/kg for 27.5 months Rose et. al. Neurology 2007 69:785-789 Safety Efficacy Design Study

CHOICE demonstrated that daclizumab improves outcomes in patients failing IFN therapy Phase 2 CHOICE multiple sclerosis trial Daclizumab 2 mg/kg added to IFN beta every 2 weeks reduced the number of new or enlarged lesions by 72% ARR reduction of 32% low dose and 43% high dose compared to IFN+placebo (unadjusted) Acceptable safety profile Overall infection similar to IFN alone 1. P-values, percent reductions, and 95% confidence intervals were estimated from a negative binomial regression adjusting for the number of baseline lesions and type of MS (RRMS vs. SPMS). Data presented by M. Kaufman; AAN 2008. Adjusted Means of New/Enlarged Gd+ Lesions 0 1 2 3 4 5 IFN/Placebo IFN/DAC 1 mg/kg IFN/DAC 2 mg/kg 4.8 3.6 1.3 72% reduction 95% CI: -88% -34% P=0.004 25% reduction 95% CI: -68% +76% P=0.514 CHOICE Primary Endpoint – Adjusted New or Enlarged Gd+ Lesions1 CHOICE data and historical controls suggest that daclizumab monotherapy could reduce lesions by 80% and ARR by 50% vs. placebo

Subset analyses suggest daclizumab monotherapy likely superior to daclizumab + IFN

Primary Efficacy Analysis for ITT and IFN-beta Nab Positive Subjects

			Total Number of Gd-CELs (New or Enlarged)	
Analysis Population	Treatment	N	Adj-Means[1] (SE)	p value vs. Placebo[2]
Intent-to-Treat[3]	Placebo	76	4.75 (1.99)	
	DAC 1 mg/kg	78	3.58 (1.57)	0.514
	DAC 2 mg/kg	75	1.32 (0.55)	0.004
IFN-beta NAb Positive	Placebo	9	20.76 (11.40)	
	DAC 1 mg/kg	7	0.32 (0.32)	0.0002
	DAC 2 mg/kg	7	1.21 (0.99)	0.0043

[1] Adjusted means are obtained using a negative binomial model; SE = standard error.

[2] p values obtained from the differences of the least square means between compared treatment groups.

[3] ITT includes all subjects who are randomized and received any study drug.

For the ITT (intent-to-treat) population, the primary endpoint (total number of new or enlarged Gd-CELs from Weeks 8 to 24) was significant (p=0.004) for the 2 mg/kg group, But not for the 1 mg/kg group (p=0.514) when compared with placebo.

For IFN-beta NA/b positive subjects, significantly lower number of new or enlarged Gd-CELs were obtained for both the 2mg/kg group (p=0.0043) and 1 mg/kg group (p=0.0002) when compared with placebo.

- **Daclizumab monotherapy may have improved efficacy over daclizumab combined with IFN**
  - IFN NAb+ patients taking daclizumab showed a 94% reduction in Gd-enhancing lesions versus 72% reduction for IFN+daclizumab patients[4]
  - In patients where IFN is blocked, daclizumab appears to be more efficacious

4. L. Neyer, et al., World Congress for Treatment and Research in MS, Montreal, Sept. 2008, poster 479

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We believe we are developing the only drug-biomarker combination available in MS Daclizumab has been shown to cause rapid expansion of CD56bright NK cells in MS patients (see appendix 1) Observed effect was dose-dependent and reversible Magnitude of expansion correlated with reduced new or enlarged Gd+ lesions (MRI) CD56bright NK cells of MS patients play a role in reduction of the T-cell proliferative responses to myelin basic protein An effective biomarker can have multiple applications Increase likelihood of response Limit drug exposure of non-responders; reduce drug safety concerns Create pricing flexibility and improve cost-effectiveness Improve persistency 0 Means of New/Enlarged Gd+ Lesions 1 2 3 4 IFN+Placebo (n=17) IFN+DAC (n=11) IFN+DAC (n=12) 3.8 2.0 0.5 75% reduction (P=0.037) 87% reduction (P=0.024) Lowest Quartile CD56bright NK Highest Quartile CD56bright NK Source: Sheridan J. et al. ECTRIMS 2009 poster 0 28 56 84 112 140 168 196 224 252 280 308 0 10 20 30 40 50 60 70 80 90 100 IFN + placebo (n=16) IFN + DAC Low (n= 24) IFN + DAC High (n=20) Time (Day) Ab CD56bright NK (cells/mm3)

Biomarker data again suggest that daclizumab monotherapy more effective than daclizumab + IFN CD56bright NK cell expansion is correlated with greater daclizumab efficacy Daclizumab drives CD56bright NK cell expansion in a dose-dependent manner Daclizumab alone (vs IFN+DAC) leads to a two-fold greater expansion in CD56bright cells These data suggest that daclizumab alone may be more efficacious than IFN+DAC Bielekova et. al. Arch Neur Vol. 66 (No. 4) Apr. 2009 IFN+DAC CD56bright cell expansion in full- and partial responders1 CD56bright NK cell (% of lymphocytes) DAC CD56bright NK cell (% of lymphocytes) P = .09 P = .03 0 100 200 300 400 500 600 700 800 FR PR 0 200 400 600 800 1,000 1,200 1,400 1,600 1,800 FR PR 1.

Daclizumab MOA may offer a different approach to treatment of MS Unlike most next-generation MS therapies, daclizumab does not significantly deplete T cells or B cells Activity appears to result from CD56bright NK cell expansion T and B cell depletion likely would raise safety challenges for many current MS drugs in development – cladribine, fingolimod, natilizumab, rituximab, Campath® Source: Tang M. et al. “Exposure-Response Relationship of Daclizumab Added to IFN-beta for Treatment of Multiple Sclerosis During a Phase II Study”. ECTRIMS 2008 poster. CD8+ T 0 28 56 84 112 140 168 196 224 252 280 308 0 25 50 75 100 125 150 175 200 225 IFN + placebo (n=17) IFN + DAC Low dose (n=25) IFN + DAC High dose (n=21) * *** Time (Day) Ab CD8 + T cells Rel. to Baseline CD4+ T 0 28 56 84 112 140 168 196 224 252 280 308 0 25 50 75 100 125 150 INF + placebo (n=17) INF + DAC Low dose (n=25) IFN + DAC High dose (n=21) * *** *** *** *** Time (Day) Ab CD4 T cells Rel. to Baseline +

We believe that safety could differentiate daclizumab from other next-generation MS drugs Daclizumab appears to have an acceptable safety profile based on existing data CHOICE: No deaths or opportunistic infections reported CHOICE: Similar incidence of overall infection (vs. placebo+IFN) The most frequently reported AE is a rash The relatively low incidence of AEs is expected given daclizumab’s MOA Passed futility analysis with 150 patients on therapy for at least 6 months SELECT No opportunistic infection Grade 3 infections (6.7%) Grade 3/4 Rash (0.6%) CHOICE Well-tolerated overall Rash Infections Phase 1/2 Long-term (4 years) exposure in uveitis Long-term history of exposure in transplant Other

Step 1 Strong probability that SELECT and DECIDE will reach their study goals SMC Futility Analysis Futility + Futility – Interim Data Assessment Discontinue SELECT Initiate DECIDE Do Not Initiate DECIDE The collaboration followed a two-step process to maintain SELECT as a fully blinded registrational study: Step 2 Interim review designed to: 1) Assess whether we should initiate DECIDE, the second and final registrational study 2) Inform the design of the DECIDE trial Futility analysis conducted by an independent safety monitoring committee designed to assess whether we should continue the SELECT study 150 patients on therapy at least 6 months

We would expect robust adoption of daclizumab across multiple segments1 Penetration into the “efficacy seeker” segment could reach 40% at peak Next-generation drugs could rapidly expand this segment (while depleting the ABCR segment) Initially, penetration would be limited to patients with rapidly progressing disease Segment would shift to next-generation drugs over time – daclizumab penetration could exceed 25% Most newly diagnosed patients would likely initiate ABCR therapy Penetration into 5% of patients possible (those with aggressive disease) 1. Based on qualitative (n=21) interviews with MS KOLs and community physicians conducted by independent third party firm 50,000 200,000 250,000 Global Addressable Multiple Sclerosis Patients (>500,000) Newly Diagnosed ABCR Controlled Uncontrolled / Discontinued

Overall, the daclizumab market opportunity is significant



2010E Global MS Market
100% = $10.9B[1]
Tysabri
$1.3B
12%
Avonex
$2.6B
24%
Rebif
$2.3B
21%
Copaxone
$3.0B
27%
Betaseron
$1.8B
16%

- We expect next-generation molecules to capture a significant portion of the ~$11B worldwide market
  - Opportunity to break IFN cycling
- Although improvements in efficacy will shift demand, safety will likely differentiate the more efficacious options
  - Efficacy advantage of orals and TYSABRI may be offset by safety concerns
- We believe daclizumab, if approved, would achieve a strong position in this market

1. Wall Street research

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17 In aggregate, the data support a strong probability of clinical success and robust market performance Small open-label Phase 2 investigator-sponsored trials Phase 1 healthy volunteer trials CHOICE: Phase 2, randomized, placebo-controlled trial SELECT: Phase 2 first registration-enabling trial DECIDE: Phase 3 second registration-enabling trial 2010~ 2008~ 2005 - 2008 2000 - 2008 2005 - 2006 DECIDE expected to commence in 1H 2010 FACT and BIIB will continue planning activities for the trial SPA request submitted August 2009 Will provide additional study details at the time of trial initiation $30M milestone from Biogen Idec for Phase 3 first patient enrolled (expected 1H 2010) Additional potential milestones of $220M for MS and other indications

Key Points 1. Daclizumab: A Compelling Opportunity among Next-Generation MS Therapies 2. Robust Pipeline and Protein Engineering Platform 3. Strong Balance Sheet: Capable of Funding Company to Key Value Inflection Points through 2012 4. Acquisition Value: Beyond the Company’s Cash, Pipeline and Platform

Elotuzumab: tracking to Phase 2 Source: Lonial et al. “Phase 1b Study of Elotuzumab (HuLuc63) in Combination with Lenalidomide/dexamethasone in Relapsed Multiple Myeloma: Interim Results:. Interim results, 12th International Myeloma Workshop, Feb 2009, poster presentation Three Phase 1 trials underway: 1 monotherapy and 2 in combination We have assessed Phase 1 data from 74 patients Abstracts have been submitted for ASH 2009 We are tracking to Phase 2 with response data at least as good as data presented at the Myeloma Workshop $15M milestone for Phase 2 initiation Additional potential milestones of $665M for MM and other potential oncology indications PR Yes No 2 2404 4 4 8 4 1 No. of prior therapies No No Yes Yes Yes Refractory to previous therapy VGPR Yes 2304 SD Yes 2502 PR Yes 2306 PR Yes 2402 SD No 2303 Best response on current therapy Prior Thalidomide Patient ID Elotuzumab + REVLIMID® Efficacy Data Source:  Lonial et al. “Phase 1b Study of Elotuzumab (HuLuc63) in Combination with Lenalidomide/dexamethasone in Relapsed Multiple Myeloma: Interim Results:.  Interim results, 12th International Myeloma Workshop, Feb 2009, poster presentation

Volociximab appears to have relevance in NSCLC Currently exploring volociximab safety and efficacy in Phase 1 NSCLC Currently tracking to 6.6 months median PFS Data to date suggests similar efficacy to Avastin® in NSCLC Up to $300M in regulatory and development-based and $100M in sales-based milestone payments We would share 50% of profits in the U.S., Canada and E.U., have right to co-promote in these territories and the right to receive royalties in other territories 1. B. Besse, et al., Volociximab in Combination with Carboplatin and Paclitaxel in Patients with Advanced Non-Small Cell Lung Cancer (NSCLC), ESMO, Sept. 2009, poster 1211 1

TRU-016: strengthening the pipeline Signed worldwide collaboration with Trubion in August 2009 50/50 development and commercialization of TRU-016 and additional protein therapeutics that target CD37 TRU-016 is a Small Modular ImmunoPharmaceutical (SMIPTM) protein therapeutic that targets CD37 Facet paid Trubion $20M upfront and could pay up to $176.5M in potential milestones for TRU-016 Risk-mitigated development program: majority of milestones are later-stage development, regulatory and sales-based Consistent with stated strategy Preliminary clinical data in CLL and compelling preclinical data for NHL presented at ASCO 2009 $10M equity investment in Trubion at $4.46 per share Maintain guidance of having sufficient capital to fund current operations to the end of 2012

Even at low doses, TRU-016 demonstrates significant biologic activity CD37 is a clinically validated target for treatment of B-cell malignancies Significant decrease in lymphocyte counts in heavily pretreated CLL patients Known to be highly over-expressed in patients with CLL and broadly expressed on all B-cell malignancies except multiple myeloma Emerging data support need for therapies for patients who do not respond well or at all to CD20-directed therapies Clinical activity has been observed at low doses in every cohort beyond cohort 2 Reductions in lymphadenopathy; up to 39% by CT Reduction in splenomegaly Reduction in peripheral lymphocytosis Improvement in pre-treatment cytopenias 2 patients with leukemia cutis had complete or partial clearance of skin lesions B-cell depletion has broad applications, including multiple sclerosis, rheumatoid arthritis and lupus Lymphocyte count (1,000) Subject Mean reduction in ALC, all patients: 61% Median reduction in ALC, all patients: 67% Mean reduction in ALC, cohort 3 or later: 76% Median reduction in ALC, cohort 3 or later : 71% Mean reduction in ALC, Lymphs > 10,000: 78% Median reduction in ALC, Lymphs > 10,000 : 84% Source: Andritsos L et al. “A Phase I Trial of TRU-016, an anti-CD37 Small Modular Immunopharmaceutical (SMIPTM) in Relapsed and Refractory CLL”. ASCO 2009 poster 3017 0 50 100 150 200 250 300 1 2 3 4 5 6 7 8 9 10 11 12 13 14 Day 1 (Pre Dose) Day 29

Our protein engineering platform is already creating value Proprietary platform of next-generation protein engineering technologies that improve antibodies using half-life extension, de-immunization, and comprehensive mutagenesis mapping (PxP) Rapid (months vs. years) and exhaustive mapping of CDR mutants (affinity and immunogenicity) creates opportunity for biobetters and improved first-generation antibodies We have filed composition of matter (COM) patent applications on Avastin® antibody mutations and are investigating performance pre-clinically Chen et. al. – 4 point mutations identified; best combination variant 20x higher affinity We found 18 novel higher affinity mutations; best combination variant is 24x higher affinity; no previously identified mutants used On-rate 10x higher than Avastin antibody COM patent applications filed on 1 additional mAb; expect 3 more by 2009 year-end with more to follow Discussions underway with multiple partners trying to enter “biobetter” space or improve existing antibodies Avastin Variants Chen et. al Avastin Variants Facet Biotech

Key Points Daclizumab: A Compelling Opportunity among Next-Generation MS Therapies Robust Pipeline and Protein Engineering Platform Strong Balance Sheet: Capable of Funding Company to Key Value Inflection Points through 2012 Acquisition Value: Beyond the Company’s Cash, Pipeline and Platform

We can fund our development investments to reach significant value inflections over the next 2-3 years 1. In collaboration with Biogen Idec (BIIB); for DAC HYP, ongoing SELECT Phase 2 trial considered first of two required registration-enabling trials; 2. In collaboration with Bristol-Myers Squibb (BMS); 3. In collaboration with Trubion Pharmaceuticals; 4. BMS has option to include in collaboration oncology immunology DAC HYP lung1 volociximab multiple myeloma (monotherapy)2 multiple myeloma (combination)2 elotuzumab Preclinical Phase 1 Phase 2 Phase 3 multiple sclerosis1 solid tumors PDL192 immunologic diseases4 PDL241 chronic lymphocytic leukemia3 TRU-016 non-Hodgkin’s lymphoma / AIID3

 $14.55 per share based on shares outstanding and $13.99 per share on fully-diluted basis2 Subsequent to August 31, Facet made $20M upfront licensing payment to Trubion $364.3M in cash, marketable and investment securities and restricted cash1 Up to $60M in milestone payments achievable by end of first half of 2010 Our balance sheet is strong As of August 31, 2009 and includes equity investment in Trubion; 2. Based on shares and options outstanding as of September 28, 2009; fully-diluted calculation using treasury stock method at $14.50 Biogen Idec offer price $2.40 per share based on shares outstanding and $2.30 per share on fully-diluted basis2 $30M from Biogen Idec for initiation of daclizumab Phase 3 trial $15M from BMS for initiation of elotuzumab Phase 2 trial $15M if BMS opts in to PDL241

Our out-licensed programs and other agreements provide additional opportunities for value Royalties on sales of the pre-mixed bag formulation of Cardene®, currently on the market EKR Therapeutics Licensee of ABT-874 (fully human anti-IL-12), currently in Phase 3, and of rights to several humanized antibodies Abbott Licensee of PRO-140 (humanized antibody), currently in Phase 2 Progenics Licensee of SGN-33 (lintuzumab, anti-CD-33) currently in Phase 2b Seattle Genetics Licensee of volociximab for ophthalmic uses, currently in Phase 1 Ophthotech Licensee of HuM195 derivatives, currently in Phase 1 Actinium Licensee of rights to ADCs directed against TMEFF2 antigen, currently in pre-clinical development Genentech

Opportunities exist to reduce our long-term lease liabilities $208M in aggregate estimated lease obligations over 12-year period from 2010-2021 Lower in current dollars on a discounted basis ~80% of payments due post-2012 Ongoing discussions regarding subleasing opportunities Focus is on excess capacity Optimistic about ability over time to significantly reduce these obligations through one or more subleases No assurances of success Lease Overview Actions to Minimize

We are financially disciplined Cash utilization of ~$80M Includes ~$10M in one-time, workforce reduction-related costs Excludes receipt of potential in-bound milestone payments Includes full costs of existing facility leases Total costs and expenses updated to $155M to $165M Does not reflect costs related to Trubion collaboration Reduced expected 2009 cash utilization from $110M at January 2009 to $80M at August 2009 Updated 2009 Guidance

Key Points Daclizumab: A Compelling Opportunity among Next-Generation MS Therapies Robust Pipeline and Protein Engineering Platform Strong Balance Sheet: Capable of Funding Company to Key Value Inflection Points through 2012 Acquisition Value: Beyond the Company’s Cash, Pipeline and Platform

The acquisition value of Facet goes beyond its cash and pipeline Biogen Idec collaboration would continue unchanged in the event of an acquisition by a 3rd party BMS and Trubion collaborations also would continue in the event of an acquisition by a 3rd party Trubion has opt-out right No change in control termination or consent rights in collaboration agreements The value of our rights under our collaboration agreements is substantial Significant potential synergies in a transaction Strategic synergies Strategic fit and competitive value to any industry buyer MS and oncology programs and antibody and protein engineering technologies Biogen Idec would gain exclusive rights to daclizumab and another buyer our existing rights Cost synergies NOLs ~$63.6M at June 30, 2009

Favorable terms to collaborations 50/50 cost sharing Significant milestone opportunities Commercialization and co-promotion rights 50/50 profit split in US, Canada and EU; royalty ROW Biogen Idec 20/80 Facet/BMS cost sharing Significant milestone opportunities 30/70 Facet/BMS U.S. profit split; royalty ex-US Bristol-Myers Squibb 50/50 cost sharing Risk-mitigated outbound milestone payments given late-stage nature Commercialization rights worldwide 50/50 profit split worldwide Flexibility to assign or terminate Trubion Terms

Key Points Daclizumab: A Compelling Opportunity among Next-Generation MS Therapies Robust Pipeline and Protein Engineering Platform Strong Balance Sheet: Capable of Funding Company to Key Value Inflection Points through 2012 Acquisition Value: Beyond the Company’s Cash, Pipeline and Platform

APPENDIX 1: Multiple Mechanisms Contribute to DAC’s Inhibiting Effects on Pathological T Cells of MS The mechanisms of action which may contribute to daclizumab’s inhibiting effects on T cells in MS patients include: Antigen activation of naïve T cells Cytokine secretion by activated T cells Killing of activated T cells by CD56bright NK Lopez-Diego R and Weiner H. “Novel therapeutic strategies for multiple sclerosis - a multifaceted adversary”. Nat. Rev. Drug Discovery. 2008 Nov;7:909-925.